Exhibit 99.2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the three and nine months ended September 30, 2021, as well as the MD&A for the year ended December 31, 2020 dated as of March 8, 2021 and annual audited consolidated financial statements and accompanying notes for the years ended December 31, 2020 and December 31, 2019. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In this MD&A, unless the context otherwise dictates, a reference to the “Company”, “we” or “our” refers to Turquoise Hill Resources Ltd. and a reference to “Turquoise Hill” refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form for the year ended December 31, 2020, dated as of March 8, 2021 (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

The MD&A refers to the All Injury Frequency Rate (AIFR), which is an indicator of workplace health and safety and provides insight into an organization’s efforts to protect its workforce from work-related hazards. Oyu Tolgoi’s AIFR is based on 200,000 hours of work exposure.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 31.

This MD&A also contains certain non-GAAP (or non-IFRS) measures. Please refer to the section titled “Non-GAAP Measures” commencing on page 28.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risks and Uncertainties” in this MD&A commencing on page 25.

The date of this MD&A is November 2, 2021.

September 30, 2021	Page| 1

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

September 30, 2021	Page| 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Oyu Tolgoi open-pit and underground workforce posted an AIFR of 0.13 per 200,000 hours worked for the nine months ended September 30, 2021.

•	In Q3’21, Oyu Tolgoi produced 41,935 tonnes of copper and 130,799 ounces of gold.

•

Mill throughput of 9.3 million tonnes in Q3’21 was in line with Q2’21 and 7% lower than Q3’20. Processing of harder ore as well as lower SAG mill availability, due to maintenance, impacted Q3’21 mill throughput.

•

Despite significant COVID-19 related challenges at the Oyu Tolgoi mine site, causing the site to operate at less than 50% of its planned personnel for Q3’21, 2021 production guidance remains on track and some underground progress has been made with the restart of Shaft 4 sinking and commencement of no-load Material Handling System 1 (MHS1) commissioning in October 2021.

•

Revenue of $622.8 million in Q3’21 increased 135.6% from $264.4 million in Q3’20. Both copper and gold volumes increased by 34.9% and 338.2%, respectively, driven by the scheduled move to the higher grade areas of Phase 4B. Average copper prices were 43.8% higher and average gold prices were 6.3% lower than Q3’20.

•

Income for the period was $22.9 million in Q3’21 compared with $161.7 million in Q3’20, reflecting the impact of a $299.9 million deferred tax asset de-recognition in Q3’21 (Q3’20: recognition of $131.1 million), which resulted mainly from underground delays as well as a $34.8 million increase in operating cash costs[1] due mainly to higher royalty costs from increased sales revenue, additional COVID-19 related costs and higher consumption and power costs, partially offset by lower power study costs. These unfavourable movements were further offset by a $323.6 million increase in gross margin due to the increased revenue. Income attributable to owners of Turquoise Hill in Q3’21 was $34.9 million ($0.17 per share) vs $128.6 million ($0.64 per share) in Q3’20.

•	Cost of sales was $1.98 per pound of copper sold and C1 cash costs[1] were negative $0.65 per pound of copper produced. All-in sustaining costs[1] were $0.03 per pound of copper produced.

•

Total operating cash costs[1] of $216.2 million in Q3’21 increased 19.2% from $181.4 million in Q3’20, due primarily to higher royalty costs from increased sales revenue, additional COVID-19 related costs and higher consumption and power costs, partially offset by lower power study costs.

•

Underground capital spend in Q3’21 was $200.6 million, including $63.7 million of underground sustaining capital. Total underground capital spend since January 1, 2016 was $5.1 billion, including $0.3 billion of underground sustaining capital, as of September 30, 2021. Given the total underground development spend of $4.8 billion and contractual obligations of $0.4 billion as at September 30, 2021, Oyu Tolgoi is expected to reach the total $5.3 billion underground development (actual spend plus contractual obligations) as stated in the original 2016 feasibility study, during November 2021. In the event that the necessary additional investment to progress underground development is not supported by all directors of the OT LLC board by the end of November 2021, OT LLC will be at risk of having to slow down further work on the underground development.

•

Cash generated from operating activities was $350.6 million in Q3’21 vs $77.6 million in Q3’20, reflecting a $261.9 million improvement in cash generated from operating activities before interest and tax, which resulted from a $323.6 million increase in gross margin from increased sales revenue, partially offset by unfavourable movements in working capital[1] and deferred revenue. Deferred revenue decreased in Q3’21 mainly due to exceptionally high deferred revenue at June 30, 2021, which was impacted by the timing of ramp-up in concentrate shipments during Q2’21 following the declaration of force majeure as well as related contingency measures that were put in place during Q2’21 to improve Oyu Tolgoi’s short-term liquidity that started to be unwound during Q3’21. Deferred revenue increased in Q3’20.

[1]	Please refer to Section – NON-GAAP MEASURES – on page 28 of this MD&A for further information.

September 30, 2021	Page| 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

Oyu Tolgoi concentrate shipment volumes to customers improved during Q3’21, compared to Q2’21; however, above target inventory levels remained at the end of Q3’21, reflecting the impact of COVID-19 related Mongolian / Chinese border restrictions, which resulted in force majeure being declared since March 30, 2021. Shipments to Chinese customers recommenced on April 15, 2021, and Oyu Tolgoi LLC (OT LLC) continues to work closely with the Mongolian and Chinese authorities to manage any supply chain disruptions. The force majeure will remain in place until there are sufficiently sustained volumes of convoys crossing the border to ensure OT LLC’s ability to meet its ongoing commitments to customers and to return on-site concentrate inventory to target levels.

•

All technical undercut readiness activities have been completed, and Oyu Tolgoi has been ready from a technical perspective to commence the undercut since July 2021. Undercut commencement remains delayed and is pending resolution of certain non-technical undercut criteria, including the support of all OT LLC Board directors to increase the underground development capital investment and to commence discussions with the project finance lenders, obtaining outstanding required regulatory approvals and agreeing on a pathway to meet OT LLC’s long-term power requirements, all of which are critical elements for consideration to proceed with the decision to commence the undercut and remain the subject of ongoing discussions. See the section of this MD&A titled “Negotiations with the Government of Mongolia”.

•

As a result of the cumulative and ongoing impacts of COVID-19, continued delayed commitments from the Definitive Estimate not having received the support of all directors of the OT LLC Board, as well as the outstanding unresolved non-technical undercut issues, the Company now expects sustainable production for Panel 0 to be delayed to H1’23, broadly in line with the currently forecast 6-month delay to undercut commencement.

•

Progress on Shafts 3 and 4 has been impacted by quarantine requirements and international travel restrictions related to COVID-19. As a result, no significant development progress on these shafts was made during Q3’21. Consequently, OT LLC has advised that a 9-month delay on Shafts 3 and 4 is currently forecast which, in combination with a COVID-related reduction in underground development progress, as well as expected changes to mining scope, is currently forecast to delay the initiation of Panel 2 by approximately 14-16 months compared to the Definitive Estimate. Panel 1 is currently forecast to be impacted to a lesser extent with an approximate commencement 11 months later than the Definitive Estimate. These delays are expected to extend the ramp up to 95,000 tpd by a similar timeframe. Efforts to minimize the delays to Panel 1 and Panel 2 due to ventilation constraints ahead of Shaft 3 and 4 commissioning continue. See the section of this MD&A titled “Oyu Tolgoi Underground Update”.

•

Turquoise Hill’s current estimate of its base case incremental funding requirement is $3.6 billion (June 30, 2021: $2.4 billion). The increase reflects preliminary information provided by OT LLC primarily regarding the delay to the initiation of the undercut.

•

As at September 30, 2021, Turquoise Hill has $0.8 billion of available liquidity, which under current projections is expected to meet the Company’s requirements, including funding of underground capital expenditure, into Q3’22.

OPERATIONAL OUTLOOK FOR 2021

Oyu Tolgoi’s copper and gold production guidance for 2021 remains within the ranges of 150,000 to 180,000 tonnes of copper and 400,000 to 480,000 ounces of gold, respectively.

Operating cash costs2 for 2021 are still expected to be within the range of $800 million to $850 million.

Capital expenditure for 2021 on a cash-basis has been reduced to $80 million to $100 million from $105 million to $125 million for the open-pit and to $0.8 billion to $0.9 billion from $0.9 billion to $1.0 billion for the

[2]	Please refer to Section – NON-GAAP MEASURES – on page 28 of this MD&A for further information.

September 30, 2021	Page| 4

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

underground, including underground sustaining capital expenditure, caused mainly by the impact of the delayed undercut commencement and the on-going impacts of on-site COVID-19 restrictions. Open pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentization. Underground capital is inclusive of VAT.

2021 C1 cash costs3 are expected to be in the range of negative $0.20 to positive $0.20 per pound of copper produced. Unit cost guidance assumes the midpoint of the expected 2021 copper and gold production ranges and a gold price of $1,804 per ounce.

OUR BUSINESS

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. The Company’s ownership of the Oyu Tolgoi mine is held through a 66% interest in OT LLC; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity.

The Oyu Tolgoi property is located approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. The property is cut by the Oyu Tolgoi trend, a 12 kilometres north-south orientated corridor which is host to the known deposits, Hugo North, Hugo South, Oyut and Heruga. Open pit mining operations commenced at Oyut in 2013. The Hugo North deposit (Lift 1) is currently being developed as an underground operation.

The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open-pit. However, since 2014, the concentrator has consistently achieved a throughput of over 105,000 tonnes per day due to improvements in operating practices. Concentrator throughput for 2021 is targeted at over 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year due to improvements in concentrator performance and more favourable ore characteristics.

At the end of Q3’21, Oyu Tolgoi had a total workforce (employees and contractors), including for underground project construction, of approximately 14,000 workers, of which over 96% were Mongolian.

[3]	Please refer to Section – NON-GAAP MEASURES – on page 28 of this MD&A for further information.

September 30, 2021	Page| 5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

SELECTED FINANCIAL METRICS (1)

	Three months ended			Nine months ended
($ in millions, unless otherwise noted)	3Q 2021	3Q 2020	Change %	3Q 2021	3Q 2020	Change %

Revenue	622.8	264.4	135.6%	1,467.1	673.1	118.0%

Income (loss) for the period	22.9	161.7	—	473.9	253.0	—

Income (loss) attributable to owners of Turquoise Hill	34.9	128.6	—	368.5	246.4	—

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	0.17	0.64	—	1.83	1.22	—

Revenue by metals in concentrates

Copper	362.7	198.7	82.5%	883.8	517.3	70.8%

Gold	254.3	61.1	316.2%	570.0	145.3	292.3%

Silver	5.8	4.6	26.1%	13.3	10.5	26.7%

Cost of sales	202.7	168.0	20.7%	440.9	495.9	(11.1%)

Production and delivery costs	152.6	125.7	21.4%	317.4	367.5	(13.6%)

Depreciation and depletion	50.1	42.2	18.7%	123.5	128.3	(3.7%)

Capital expenditure on cash basis	216.9	254.5	(14.8%)	697.4	817.5	(14.7%)

Underground-Development	136.9	203.2	(32.6%)	479.5	733.7	(34.6%)

Underground-Sustaining	63.7	38.9	63.8%	174.5	49.9	249.7%

Open pit	16.3	12.4	31.5%	43.4	33.9	28.0%

Proceeds from pre-production revenue	(39.3)	(18.5)	112.4%	(51.3)	(26.1)	96.6%

Royalties	37.6	15.5	142.6%	82.8	40.0	107.0%

Operating cash costs (2)	216.2	181.4	19.2%	627.9	550.3	14.1%

Unit costs ($)

Cost of sales (per pound of copper sold)	1.98	2.22	(10.8%)	1.90	2.25	(15.6%)

C1 (per pound of copper produced) (2)	(0.65)	1.48	143.9%	0.06	1.72	(96.5%)

All-in sustaining (per pound of copper produced) (2)	0.03	1.88	(98.4%)	0.63	2.13	(70.4%)

Mining costs (per tonne of material mined) (2)	2.08	1.93	7.6%	2.20	1.78	23.6%

Milling costs (per tonne of ore treated) (2)	8.01	5.90	35.8%	7.10	6.06	17.2%

G&A costs (per tonne of ore treated)	3.63	2.98	22.0%	4.02	3.05	31.8%

Cash generated from (used in) operating activities	350.6	77.6	351.8%	426.7	(28.6)	1,592.0%

Cash generated from operating activities before interest and tax	351.1	89.2	293.6%	895.0	125.4	613.7%

Interest paid	0.9	0.7	28.6%	111.9	146.2	(23.5%)

Total assets	13,908	13,087	6.3%	13,908	13,087	6.3%

Total non-current financial liabilities	4,422	4,390	0.7%	4,422	4,390	0.7%

(1)

Any financial information in this MD&A should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Please refer to Section – NON-GAAP MEASURES – on page 28 of this MD&A for further information.

Q3’21 vs Q3’20

•

Revenue of $622.8 million in Q3’21 increased 135.6% from $264.4 million in Q3’20. Both copper and gold volumes increased, by 34.9% and 338.2% respectively. This was driven by the scheduled move to the higher grade areas of Phase 4B. Average copper prices were 43.8% higher and average gold prices were 6.3% lower than Q3’20.

•

Income for the period was $22.9 million in Q3’21 compared with $161.7 million in Q3’20, reflecting the impact of a $299.9 million deferred tax asset de-recognition in Q3’21 (Q3’20: recognition of $131.1 million), which resulted mainly from underground delays as well as a $34.8 million increase in operating cash costs[4] due mainly to higher royalty costs from increased sales revenues, additional COVID-19 related costs and higher consumption and power costs, partially offset by lower power study costs. These unfavourable movements were further offset by a $323.6 million increase in gross margin due to the increased revenue. Income attributable to owners of Turquoise Hill in Q3’21 was $34.9 million ($0.17 per share,) vs $128.6 million ($0.64 per share) in Q3’20.

[4]	Please refer to Section – NON-GAAP MEASURES – on page 28 of this MD&A for further information.

September 30, 2021	Page| 6

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

Cost of sales of $202.7 million in Q3’21 increased 20.7% from $168.0 million in Q3’20, reflecting a 33.7% increase in volumes of concentrate sold driven by a 13.9% increase in volumes of concentrates produced and also improvement in Q3’21 shipping rates following introduction of measures to help mitigate the impact of the COVID-19 border restrictions that resulted in declaration of force majeure during Q1’21.

•

Capital expenditure on a cash basis was $216.9 million in Q3’21 compared to $254.5 million in Q3’20, comprised of $200.6 million (Q3’20: $242.1 million) in underground capital spend, including $63.7 million in underground sustaining capital (Q3’20: $38.9 million), and $16.3 million (Q3’20: $12.4 million) in open-pit sustaining capital expenditure.

•

Total operating cash costs[5] of $216.2 million in Q3’21 increased 19.2% from $181.4 million in Q3’20, principally due to an increase in royalty costs driven by higher revenue as well as additional costs associated with the implementation of increased COVID-19 safety measures and controls. Further, higher consumption and power costs were partially offset by lower power study costs.

•

Unit cost of sales of $1.98 per pound of copper sold in Q3’21 decreased 10.8% from $2.22 per pound of copper sold in Q3’20, reflecting fixed cost efficiencies from higher metal production as well as higher copper grade and recovery from the scheduled mining progression to the higher grade areas of Phase 4B.

•

Oyu Tolgoi’s C1 cash costs[5] of negative $0.65 per pound of copper produced in Q3’21 decreased from $1.48 per pound of copper produced in Q3’20, primarily reflecting the impact of a $193.2 million increase in gold revenue.

•

All-in sustaining costs[5] of $0.03 per pound of copper produced in Q3’21 decreased from $1.88 per pound of copper produced in Q3’20. Similar to the decrease in C1 cash costs[5], this decrease primarily reflects the impact of the higher gold revenues but, unlike C1 cash costs[5], was partially offset by the impact of increased royalty costs due to higher sales revenue.

•

Mining costs[5] of $2.08 per tonne of material mined in Q3’21 increased 7.6% from $1.93 per tonne of material mined in Q3’20. The increase was mainly due to lower material mined due to lower manning levels caused by COVID-19 related controls and restrictions, increased cycle times caused by mining deeper into the open-pit, higher spend on consumables and fuel driven by market price increases, partially offset by lower maintenance costs due to the lower manning levels.

•

Milling costs[5] of $8.01 per tonne of ore treated in Q3’21 increased 35.8% from $5.90 per tonne of ore treated in Q3’20. This increase was mainly due to lower milled ore and higher consumables and power costs caused by the processing of harder, higher grade Phase 4B ore in lieu of softer ore from Phase 6B and stockpiles.

•

G&A costs of $3.63 per tonne of ore treated in Q3’21 increased 22.0% from $2.98 per tonne of ore treated in Q3’20. This increase was mainly due to lower amounts of ore treated as well as higher insurance and COVID-19 related costs.

•

Cash generated from operating activities was $350.6 million in Q3’21 vs $77.6 million in Q3’20, reflecting a $261.9 million improvement in cash generated from operating activities before interest and tax, which resulted from a $323.6 million increase in gross margin from increased sales revenue, partially offset by unfavourable movements in working capital[5] and deferred revenue. Deferred revenue decreased in Q3’21 mainly due to exceptionally high deferred revenue at June 30, 2021, which was impacted by the timing of ramp-up in concentrate shipments during Q2’21 following the declaration of force majeure as well as related contingency measures that were put in place during Q2’21 to improve Oyu Tolgoi’s short-term liquidity that started to be unwound during Q3’21. Deferred revenue increased in Q3’20.

[5]	Please refer to Section – NON-GAAP MEASURES – on page 28 of this MD&A for further information.

September 30, 2021	Page| 7

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

OYU TOLGOI

Operations, Safety Performance and COVID-19 Update

The Oyu Tolgoi open-pit and underground workforce posted an AIFR of 0.13 per 200,000 hours worked for the nine months ended September 30, 2021, which represents an improvement from the six months ended 30 June 2021.

During Q3’21, Mongolia continued to experience a significant number of COVID-19 cases, which continued to limit the ability of Oyu Tolgoi to maintain normal roster changes for its workers. While Oyu Tolgoi did experience an improvement in on-site personnel numbers vs Q2’21, average workforce numbers remained below 50% of planned requirements during Q3’21.

COVID-19 restrictions have adversely impacted both open-pit operations and underground development, which, through the end of Q3’21 and as announced on October 14, 2021, have resulted in a cumulative increase of $140 million to the estimate of underground development capital included in the Definitive Estimate. This increase includes the currently known, incremental and time-related costs of COVID-19 restrictions through September 30, 2021; however, it does not include any impacts arising from associated schedule delays or delayed commitments caused by the Definitive Estimate not yet having received the support of all the directors of the OT LLC Board, as these are still under assessment. The Company will continue to monitor these costs and will update the market as appropriate.

All workers at the Oyu Tolgoi site have had two doses of a COVID-19 vaccine, and a third dose program is well advanced. Improvements in quarantine protocols both on-site and off-site have resulted in a relaxation of restrictions, which resulted in higher workforce numbers in September 2021 while still minimising the spread of COVID-19. A return to normal workforce levels is expected by the end of 2021, and Oyu Tolgoi will continue to cooperate with the Mongolian authorities to implement and maintain control measures to protect the health and well-being of its workers as well as the local community.

September 30, 2021	Page| 8

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Selected Operational Metrics

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	3Q 2021	3Q 2020	Change	9 months 2021	9 months 2020	Change

Open pit material mined (‘000 tonnes)	22,588	23,979	(5.8%)	61,005	74,032	(17.6%)

Ore treated (‘000 tonnes)	9,336	10,072	(7.3%)	28,550	30,606	(6.7%)

Average mill head grades:

Copper (%)	0.53	0.45	17.8%	0.52	0.45	15.6%

Gold (g/t)	0.63	0.21	200.0%	0.60	0.18	233.3%

Silver (g/t)	1.29	1.22	5.7%	1.26	1.19	5.9%

Concentrates produced (‘000 tonnes)	191.9	168.5	13.9%	567.0	502.9	12.7%

Average concentrate grade (% Cu)	21.9	21.5	1.9%	21.9	21.5	1.9%

Production of metals in concentrates:

Copper (‘000 tonnes)	41.9	36.3	15.4%	124.1	108.0	14.9%

Gold (‘000 ounces)	131	37	254.1%	390	94	314.9%

Silver (‘000 ounces)	249	219	13.7%	739	645	14.6%

Concentrate sold (‘000 tonnes)	224.4	167.9	33.7%	503.3	488.1	3.1%

Sales of metals in concentrates:

Copper (‘000 tonnes)	46.4	34.4	34.9%	105.0	99.9	5.1%

Gold (‘000 ounces)	149	34	338.2%	333	84	296.4%

Silver (‘000 ounces)	278	201	38.3%	591	566	4.4%

Metal recovery (%)

Copper	83.9	78.9	6.3%	83.6	77.4	8.0%

Gold	68.7	53.7	27.9%	70.3	51.0	37.8%

Silver	64.1	54.6	17.4%	64.0	54.0	18.5%

In Q3’21, both copper and gold production from the open-pit were higher vs Q3’20 due mainly to mining higher grade material from Phase 4B. Mill throughput of 9.34 million tonnes in Q3’21 was in line with Q2’21 and 7% lower than Q3’20. Processing of harder ore as well as lower SAG mill availability, due to maintenance, impacted Q3’21 mill throughput.

Oyu Tolgoi provided an updated mine plan reflecting the impacts of the mine redesign in response to previously disclosed open-pit geotechnical events, which is currently forecast to result in deferral of some open-pit metal to beyond 2024. In addition, the on-going impacts of on-site COVID-19 restrictions, have resulted in delayed waste movement thereby impacting short term operations. While opportunities to reduce the impact of this forecast metal deferral are under consideration, related work is not expected to be completed until H1’22.

Oyu Tolgoi Underground Update

All technical undercut readiness activities have been completed, and Oyu Tolgoi has been ready from a technical perspective to commence the undercut since July 2021. Undercut commencement remains delayed and is pending resolution of certain non-technical undercut criteria, including the support of all OT LLC Board

September 30, 2021	Page| 9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Directors to increase the underground development capital investment and to commence discussions with the project finance lenders, obtaining outstanding required regulatory approvals and agreeing on a pathway to meet OT LLC’s long-term power requirements, all of which are critical elements for consideration to proceed with the decision to commence the undercut and remain the subject of ongoing discussions.

During Q3’21, underground development progress continued to be significantly impacted by COVID-19 constraints on-site and in Mongolia, including restrictions on movement of both domestic and international expertise. Despite these constraints, breakthrough of the conveyor decline was achieved in August 2021, sinking of Shaft 4 recommenced in mid-October 2021, and preparatory work for Shaft 3 sinking continued. Breakthrough of the service decline is forecast in November 2021.

MHS1 construction is almost complete with no-load commissioning commencing in Q3’21 and is currently expected to be completed by the end of January 2022. Construction of the first on-footprint truck chute is well advanced and currently forecast to be completed by February 2022. Completion of both MHS1 and the first on-footprint truck chute is broadly in-line with the Definitive Estimate, a positive result given the challenging circumstances. Nevertheless, given the cumulative and on-going impacts of COVID-19, continued delayed commitments from the Definitive Estimate not yet having received the support of all directors of the OT LLC Board, as well as the outstanding unresolved non-technical undercut issues, the Company now expects sustainable production for Panel 0 to be delayed to H1’23, broadly in line with the current forecast 6-month delay to undercut commencement.

Progress on Shafts 3 and 4 has been impacted by quarantine requirements and international travel restrictions related to COVID-19. As a result, no significant development progress on these shafts was made during Q3’21. Consequently, OT LLC has advised that a 9-month delay on Shafts 3 and 4 is currently forecast which, in combination with a COVID-related reduction in underground development progress as well as expected changes to mining scope, is currently forecast to delay the initiation of Panel 2 by approximately 14 - 16 months compared to the Definitive Estimate. Panel 1 is currently forecast to be impacted to a lesser extent with an approximate commencement 11 months later than the Definitive Estimate. These delays are expected to extend the ramp up to 95,000 tpd by a similar timeframe. Efforts to minimize the delays to Panel 1 and Panel 2 due to ventilation constraints ahead of Shaft 3 and 4 commissioning continue.

As at the end of Q3’21, cumulative* underground development progress was 60,085 equivalent metres (eqm) and cumulative* Conveyor to Surface advancement was 15,174 eqm. It is anticipated that development rates will continue to be impacted into Q4’21.

Oyu Tolgoi Underground Project Development Progress Excluding Conveyor Declines**
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.1*	23.3*
Q4’18	2.3	1.6	16.0
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Q2’19	3.2	2.4	19.3
Q3’19	3.6	3.2	11.4
Q4’19	4.8	4.5	9.0
2019	14.9	12.4	61.1

September 30, 2021	Page| 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Q1’20	5.5	5.3	3.2
Q2’20	5.5	5.1	10.6
Q3’20	4.7	4.1	14.3
Q4’20	4.2	3.8	8.5
2020	19.9	18.4	36.6
Q1’21	3.5	2.9	13.5
Q2’21	1.7	1.2	11.6
Q3’21	2.2	1.8	8.1
Total	60.1	51.0	225.2

Notes:

  Totals may not match due to rounding.

* Lateral development and mass excavation amounts for Q3’18 have been updated to reflect revised results.

  ** Excludes Conveyor Declines but includes sustaining capital development metres in the quarter.

Oyu Tolgoi Conveyor Decline Project Development Progress
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	0.0	0.0	0.0
Q1’17	0.1	0.1	0.0
Q2’17	0.4	0.4	0.2
Q3’17	0.9	0.9	0.5
Q4’17	0.9	0.8	0.5
2017	2.3	2.3	1.2
Q1’18	0.8	0.8	0.1
Q2’18	0.8	0.8	0.1
Q3’18	0.8	0.8	0.3
Q4’18	0.6	0.6	0.1
2018	3.0	3.0	0.6
Q1’19	0.8	0.8	0.8
Q2’19	0.9	0.9	0.8
Q3’19	0.9	0.7	4.9
Q4’19	1.1	0.7	8.3
2019	3.7	3.1	14.7
Q1’20	1.0	0.7	7.5
Q2’20	1.0	0.9	2.6
Q3’20	0.9	0.9	0.0
Q4’20	1.0	1.0	0.0
2020	4.0	3.6	10.1
Q1’21	0.8	0.8	0.0
Q2’21	0.7	0.6	3.2
Q3’21	0.6	0.6	1.6
Total	15.2	13.9	31.5

Note: Totals may not match due to rounding.

The Company continues to engage Rio Tinto and various Mongolian governmental bodies to resolve the remaining outstanding non-technical undercut criteria, and remains committed to moving the project forward and ensuring long-term and mutually beneficial solutions to the issues under discussion. Rio Tinto and the Company have recently tabled a proposal to the Government of Mongolia, which the Company believes addresses all of the major outstanding issues while ensuring that OT LLC will continue to deliver compelling value to all partners. By way of examples, certain items contained in the overall proposed package that the Company is willing to discuss include proposals to reduce a portion of the debt currently owing by Erdenes and to accelerate or increase the anticipated returns to Erdenes and the Government of Mongolia. Nevertheless, delayed resolution of outstanding issues, as well as the slowing of discussions as a result of the COVID-19 situation in Mongolia, will delay the Company’s expected timing for

September 30, 2021	Page| 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

initiation of the undercut. Due to the delays of the approval of the Definitive Estimate and necessary additional investment by the OT LLC Board, some contractual commitments for future works on items such as Material Handling System 2 and the Concentrator upgrade have experienced delays, and are expected to impact the overall project duration, which will have ongoing cost implications. Any significant further delay to the initiation of the undercut would result in further, unfavourable impacts to the underground project schedule, including the timing of sustainable production for Panel 0, the timing to commence Panel 2 and the timing and quantum of underground capital expenditure, all of which would materially, adversely impact the timing of expected cash flows from the Oyu Tolgoi underground project thereby further increasing the quantum of Turquoise Hill’s estimated incremental funding requirement and would also, in turn, adversely affect the ability of the Company and OT LLC to obtain additional funding or re-profile existing debt as contemplated within the timeframe set out in the Heads of Agreement entered into between the Company and Rio Tinto in April 2021 (“HoA”). See the section of this MD&A titled “Funding of OT LLC by Turquoise Hill”.

The Definitive Estimate, which was completed in December 2020, forecast first sustainable production in October 2022 and estimated a development capital cost of $6.75 billion. It assumed COVID-19 related restrictions in 2021 would be no more stringent than those experienced in September 2020. As actual 2021 COVID-19 restrictions have been and are expected to be, for a period of time, more stringent than those assumed in the Definitive Estimate, a reassessment is underway to consider potential impacts thereof on the underground development capital estimate as well as the overall project schedule. The additional 2021 development cost impact of the known COVID-19 delays up to September 30, 2021 is estimated to be approximately $140 million, and additional impacts are expected as COVID-19 restrictions persist into Q4’21. The Company continues to monitor the impacts associated with COVID-19 delays as well as the time to resolve the non-technical undercut and other issues on the underground development capital estimate as well as the overall project schedule.

Given the cumulative and on-going impacts of COVID-19, continued delayed commitments resulting from the Definitive Estimate not yet having received the support of all directors of the OT LLC Board, as well as the outstanding non-technical undercut issues, the Company now expects sustainable production for Panel 0 to be delayed to H1’23, broadly in line with the current forecast 6-month delay to undercut commencement.

OT LLC spent $200.6 million on underground capital during Q3’21, including $63.7 million of underground sustaining capital. Total underground project spend from January 1, 2016, to September 30, 2021, was approximately $5.1 billion, including $0.3 billion of underground sustaining capital. Underground project spend on a cash basis includes VAT and capitalised management services payments but excludes capitalised interest. In addition, OT LLC had contractual obligations6 of $0.4 billion as at September 30, 2021. Since the restart of project development in 2016 through September 30, 2021, Oyu Tolgoi has committed over $3.9 billion to Mongolian vendors and contractors. Given the total underground development spend of $4.8 billion and contractual obligations of $0.4 billion as at September 30, 2021, Oyu Tolgoi is expected to reach the total $5.3 billion underground development (actual spend plus contractual obligations) as stated in the original 2016 feasibility study, during November 2021. In the event that the necessary additional investment to progress underground development is not supported by all directors of the OT LLC board by the end of November 2021, OT LLC will be at risk of having to slow down further work on the underground development.

Incremental Mine Design Refinements

Panel 1 and Panel 2 are the focus of additional study work, which will continue through to 2023. The study work includes:

•	Design optimisation for Panel 2
•	Design optimisation for Panel 1
•	Pillar recovery assessment

To support these studies, additional data is being collected from surface and underground drilling. This data is used to refine the structural and geotechnical models, which form the basis of the mine design. Although the drilling has been hampered by COVID-19 cases and restrictions on people movements, the study work remains broadly on schedule.

Results from the Panel 2 study are expected in H1’22. The scope of this study includes a review of the base case, including optimisation of the panel orientation and the undercut strategy. The initial focus is on the northern

[6]	Please refer to Section – NON-GAAP MEASURES – on page 28 of this MD&A for further information.

September 30, 2021	Page| 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

section of Panel 2 (where additional data is already available) and will be expanded to include the southern section in the latter part of 2022.

The Panel 1 and Pillar Recovery studies are scheduled for completion in early 2023.

Force Majeure

OT LLC concentrate shipment volumes to customers improved during Q3’21; however, above target inventory levels remained at the end of Q3’21 as a result of the COVID-19 related Mongolian / Chinese border restrictions that resulted in force majeure being declared March 30, 2021. Shipments to Chinese customers recommenced on April 15, 2021, and OT LLC continues to work closely with Mongolian and Chinese authorities to manage any supply chain disruptions and is temporarily increasing its capacity to move concentrate through the use of double trailer trucks and other measures. The force majeure will remain in place until there are sufficiently sustained volumes of convoys crossing the border to ensure OT LLC’s ability to meet its ongoing commitments to customers and to return on-site concentrate inventory to target levels.

FUNDING OF OT LLC BY TURQUOISE HILL

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded OT LLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, OT LLC must repay such amounts, including accrued interest, before it can pay common share dividends. As at September 30, 2021, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to OT LLC was $8.0 billion, including accrued interest of $2.1 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in OT LLC on behalf of state-owned Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of OT LLC common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at September 30, 2021, the cumulative amount of such funding was $1.4 billion, representing 34% of invested common share equity, with unrecognised interest on the amounts funded of $0.9 billion.

As at September 30, 2021, Turquoise Hill has $0.8 billion of available liquidity, which under current projections is expected to be sufficient to meet the requirements of the Company, including its operations and underground development, into Q3’22. Short-term cash forecasts have been prepared which also incrementally incorporate the plans that the Company has in place to access additional sources of funding as contemplated in the HoA which then enables the Company to access sufficient liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date.

At the time it was signed, the HoA provided an updated funding plan (the Funding Plan) for the completion of the OT LLC underground project in Mongolia. The Funding Plan was designed to address the estimated remaining funding requirement at that time and replace the non-binding Memorandum of Understanding that Rio Tinto and Turquoise Hill previously entered into on September 9, 2020.

Under the HoA, subject to securing approval by the OT LLC Board and any required support from the Government of Mongolia, Turquoise Hill and Rio Tinto will:

•	pursue re-profiling (rescheduling of principal repayments) of existing project debt to better align with the revised mine plan, project timing and cash flows; and
•	seek to raise up to $500 million in senior supplemental debt (SSD) under the existing project financing arrangements from selected international financial institutions.

September 30, 2021	Page| 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

In addition, Rio Tinto has committed to address any potential shortfalls from the re-profiling and additional SSD of up to $750 million by providing a senior co-lending facility (the Co-Lending Facility) on the same terms as Oyu Tolgoi’s project financing, while Turquoise Hill has committed to complete an equity offering of common shares for up to $500 million in the form of, and at Turquoise Hill’s discretion, either (i) a rights offering, or (ii) a public offering or private placement of common shares, in either case sufficient to satisfy any remaining funding shortfall of up to $500 million within six months of the Co-Lending Facility becoming available. The requirement of Rio Tinto to advance funds under the Co-Lending facility is subject to a number of conditions precedent set out in the HoA (a copy of which is available on the Company’s SEDAR and EDGAR profiles), including, among others: that certain undertakings provided by the Company in favour of the Oyu Tolgoi project finance lenders be amended to cover the Co-Lending Facility; that terms of the Oyu Tolgoi project finance agreements with respect to a “Sponsor Senior Loan” not be amended in any material respect; the absence of new material claims and proceedings against Turquoise Hill or Rio Tinto that could adversely impact the funding elements of the HoA; the absence of a material adverse change and of a “Suspensive Event” as defined under the Oyu Tolgoi project finance agreements, and operations at Oyu Tolgoi not having been suspended for certain defined periods of time; all relevant third party approvals and consents having been obtained; and the board of directors of OT LLC and its Technical Committee having approved the undercut decision. The foregoing list of conditions does not purport to be exhaustive, and investors should refer to a copy of the HoA as filed on the SEDAR and EDGAR profiles of the Company.

To address the residual funding requirement after implementing the Funding Plan under the HOA, the Company will, at the appropriate times, consider all funding options available to it. Such options may include additional debt from banks or international financial institutions, an offering of global medium-term notes, a gold pre-sale transaction, a gold streaming transaction and additional equity.

Successful implementation of the HoA is subject to achieving alignment with the relevant stakeholders in addition to Rio Tinto (including existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors. However, as described above, any significant further delays to the initiation of the undercut, or non-fulfillment of any of the other conditions precedent identified jn the HoA. would also adversely affect the ability of the Company and OT LLC to obtain additional funding or re-profile existing debt as contemplated within the timeframe set out in the HoA. The Company is in discussions with Rio Tinto regarding implementation of the HoA as well as its residual funding requirements. In addition, given the uncertainties outlined above, the Company is currently assessing alternatives in the event that the timeline as outlined in the HoA is not achieved.

Turquoise Hill’s liquidity outlook will continue to be impacted, either positively or negatively, by various factors, many of which are outside the Company’s control, including:

•	changes in commodity prices and other market-based assumptions;
•	open-pit operating performance as well as the successful implementation (or otherwise) of ongoing optimisation efforts, the results of which are not anticipated until H1’22;
•	further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof;
•

the outcomes of Turquoise Hill’s and Rio Tinto’s engagement with various Mongolian governmental bodies to resolve the remaining outstanding non-technical undercut criteria, including how a domestic long-term power solution is implemented, as well as other aspects of the proposal recently tabled by Rio Tinto and the Company to the Government of Mongolia, and the ongoing negotiation thereof, as discussed in the “Negotiations with the Government of Mongolia” section of this MD&A below.

Turquoise Hill continues to monitor its liquidity outlook and will provide updates as and when circumstances require.

Turquoise Hill currently estimates its base case incremental funding requirement to be $3.6 billion (30 June 2021: $2.4 billion), taking into consideration:

•	metal price assumptions for copper and gold over the incremental funding period;
•	the Definitive Estimate, which estimated a development capital cost of $6.75 billion;

September 30, 2021	Page| 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

COVID-19 restrictions through the end of Q3’21, which have resulted in a cumulative increase of $140 million to the estimate of underground development capital included in the Definitive Estimate to the end of September 2021. This increase includes the currently known, incremental, time-related costs of COVID-19 restrictions through September 30, 2021; however, it does not include any impacts arising from associated schedule delays or delayed commitments caused by the Definitive Estimate not yet having received the support of all the directors of the OT LLC Board, as these are still under assessment;

•	the current forecast of sustainable production for Panel 0 to be delayed to H1’23, broadly in line with the current forecast 6-month delay to undercut commencement;
•

the current forecast of delays to Shafts 3 and 4 which, in combination with reduced underground development progress as well as additions to mining scope, is currently forecast to result in delays of approximately 14 – 16 months to Panel 2 and 11 months to Panel 1 compared to the Definitive Estimate; and

•

the impact of the open-pit mine redesigns in response to previously reported geotechnical events, resequencing of open-pit ore phases due to the delayed commencement of the undercut as well as the impacts of COVID-19 on the open-pit waste movement.

The increase in base case incremental funding reflects preliminary information provided by OT LLC primarily regarding the delay to the initiation of the undercut.

Additionally, Turquoise Hill currently estimates its base case incremental funding will continue to be influenced by various factors over the incremental funding period, many of which are outside the Company’s control, including:

•	the timing of commencement of the undercut (for further information, see the “Oyu Tolgoi Underground Update” section of this MD&A above);
•

any further revisions to the amount of development capital required to bring the underground mine into production, if it were to deviate from the aforementioned Definitive Estimate of $6.75 billion plus the additional 2021 underground development cost impacts of the known COVID-19 issues up to Q3 ‘21, which are estimated to be approximately $140 million;

•	any impacts arising from associated schedule delays or delayed commitments caused by the Definitive Estimate not yet having received the support of all the directors of the OT LLC Board;
•

the timing of sustainable production and ramp-up profile and their impact on cash flows, which are impacted by, amongst other things, the timing of undercut commencement and resolution of the remaining outstanding non-technical undercut criteria, timing to commence Panel 1 and Panel 2 as well as any further COVID-19-related delays;

•

the outcomes of Turquoise Hill’s and Rio Tinto’s engagement with various Mongolian governmental bodies to resolve the remaining outstanding non-technical undercut criteria, including how a domestic long-term power solution is implemented, as well as other aspects of the proposal recently tabled by Rio Tinto and the Company to the Government of Mongolia, and the ongoing negotiation thereof, as discussed in the “Negotiations with the Government of Mongolia” section of this MD&A below;

•	changes to the amount of cash flow expected to be generated from open-pit operations, net of underground and open-pit sustaining capital requirements;
•	further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof;
•

changes in expected commodity prices and other market-based assumptions (upside and downside pricing sensitivities would have, respectively, a favourable or unfavourable impact on the base case incremental funding requirement); and

•	incremental mine design refinements to Panels 1 and 2.

More generally, any changes in the above factors will impact the incremental funding requirement and, as a result, the actual quantum of incremental funding required may be greater or less than the $3.6 billion base case estimate, and such variance may be significant.

As a result of the project delays and the increase to the Company’s base case estimated incremental funding requirement disclosed above in this MD&A and initially announced on October 14, 2021, and given the conditions precedent to availability of the various sources of funding available under the HoA, there is currently significant uncertainty regarding the ability of the Company and OT LLC to carry out, within the timeframe set out in the HoA, the re-profiling of existing debt, to obtain additional SSD or additional funding, or the process to access funds under the Co-Lending Facility.

September 30, 2021	Page| 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company is currently in discussions with Rio Tinto to consider the potential adjustments to be made to the timeframe and terms and conditions set out in the HoA to address near term funding risks and will update the market as appropriate.

GOVERNMENT RELATIONS

Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in OT LLC. The remaining 34% interest in OT LLC is held by Erdenes. Turquoise Hill is obliged to fund Erdenes’ share of the capital costs under the ARSHA.

Underground construction recommenced in May 2016 when OT LLC received the final requirement for the restart of underground development: formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto (as project manager) and OT LLC. Approval followed the signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (UDP) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015. Development had been suspended in August 2013 pending resolution of matters with the Government of Mongolia.

Turquoise Hill’s investment in the Oyu Tolgoi mine is governed by the 2009 Investment Agreement among Turquoise Hill, the Government of Mongolia, OT LLC and an affiliate of Rio Tinto (Investment Agreement or IA). The Investment Agreement framework was authorised by the Mongolian Parliament and was concluded after 16 months of negotiations. It was reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, the ARSHA and the UDP has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi mine open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

As previously announced by the Company on January 11, 2021, the Government of Mongolia has expressed concern with the results of the Definitive Estimate, which was completed and delivered by Rio Tinto and publicly announced by the Company on December 18, 2020 and is concerned that the significant increase in the development costs of the Oyu Tolgoi project has eroded the economic benefits it anticipated to receive therefrom. The Government of Mongolia has indicated that if the Oyu Tolgoi project is not economically beneficial to the country, it would be necessary to review and evaluate whether it can proceed. The Government of Mongolia has stressed the importance of achieving a comprehensive solution that addresses both financial issues between the shareholders of OT LLC as well as economic and social issues of importance to Mongolia, such as water usage, tax payments, and social issues related to employees, in order to implement the Oyu Tolgoi project successfully. In particular, the Government of Mongolia has expressed its intention to initiate discussions with respect to the termination and replacement of the UDP.

While acknowledging Oyu Tolgoi’s significant contributions to Mongolia, Turquoise Hill continues to engage with the Government of Mongolia and remains open to improving the UDP to deliver even greater benefits from Oyu Tolgoi to all stakeholders.

In Q1’20, OT LLC submitted a mineral resources and reserves update for registration with the Mongolian Minerals Council as required pursuant to local regulatory requirements in Mongolia. In September 2021, the updated Resources and Reserves (RR19) was approved by the Minerals Council of Mongolia, and the updated Feasibility Study (OTFS20) will be able to be submitted for assessment once the RR19 registration process progresses further.

September 30, 2021	Page| 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Oyu Tolgoi Special Committee Independent Consulting Group Report

As announced on December 1, 2020, the board of directors of OT LLC established a special board committee (the “OT Special Committee”) comprised of two representatives of Erdenes and two representatives of the Company to investigate the causes of the increase in cost and schedule extension to the underground development of the Oyu Tolgoi project during the period between the 2016 Feasibility Study and the December 2020 Definitive Estimate.

A group of consultants called “The Independent Consulting Group” (“ICG”) was hired to conduct the review on behalf of the OT Special Committee. ICG submitted its report to the OT Special Committee on August 3, 2021 (the “ICG Report”). The ICG Report raises certain questions in relation to the project management process surrounding the increase in cost and schedule extension and suggests that changes in geotechnical parameters did not contribute significantly thereto. The OT Board and the Company are conducting a detailed review of the ICG Report and will seek a number of clarifications and supporting detailed explanations for certain of the broad conclusions it contains. The Company will update the market as appropriate.

Negotiations with the Government of Mongolia

Turquoise Hill continues to engage Rio Tinto and various Mongolian governmental bodies to resolve the remaining outstanding non-technical undercut criteria, and the Company remains committed to moving the project forward and ensuring long-term and mutually beneficial solutions to the issues under discussion. Nevertheless, delayed resolution of outstanding issues, as well as the slowing of discussions as a result of the COVID-19 situation in Mongolia, will delay the Company’s expected timing for initiation of the undercut. Due to the delays of the approval of the Definitive Estimate and necessary additional investment by the OT LLC Board, some contractual commitments for future works on items such as Material Handling System 2 and the Concentrator upgrade have experienced delays, and are expected to impact the overall project duration, which will have ongoing cost implications. Any significant further delay to the initiation of the undercut would result in further, unfavourable impacts to the underground project schedule, including the timing of sustainable production for Panel 0, the timing to commence Panel 2 and the timing and quantum of underground capital expenditure, all of which would materially, adversely impact the timing of expected cash flows from the Oyu Tolgoi underground project thereby further increasing the quantum of Turquoise Hill’s estimated incremental funding requirement and would also likely in turn adversely affect the ability of the Company and Oyu Tolgoi to obtain additional funding or re-profile existing debt as contemplated within the timeframe set out in the HoA entered into between the Company and Rio Tinto in April 2021. In the event that the necessary additional investment to progress underground development is not supported by all directors of the OT LLC board by the end of November 2021, OT LLC will be at risk of having to slow down further work on the underground development.

Turquoise Hill remains committed to seeking resolution of outstanding issues and remains mobilized in Mongolia to continue discussions with the Government to progress timely resolution for the benefit of all stakeholders. Company representatives have spent almost 3 months in country since March working to resolve issues constructively. Rio Tinto and the Company have recently tabled a proposal to the Government of Mongolia, which the Company believes addresses all of the major outstanding issues while ensuring that OT LLC will continue to deliver compelling value to all partners. By way of examples, certain items contained in the overall proposed package that the Company is willing to discuss include proposals to reduce a portion of the debt currently owing by Erdenes and to accelerate or increase the anticipated returns to Erdenes and the Government of Mongolia. The Company will continue to monitor the situation, assess any impact of any related delays and update the market as appropriate.

Oyu Tolgoi Mine Power Supply

OT LLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western Grid, via overhead power line, pursuant to back-to-back power purchase arrangements with Mongolia’s National Power Transmission Grid JSC, the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd (IMPIC), the subsidiary of Inner Mongolia’s power grid company.

OT LLC is obliged under the Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The PSFA provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine. The PSFA originally contemplated the construction of a coal-fired power plant at Tavan Tolgoi

September 30, 2021	Page| 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

(TTPP), which would be majority-owned by OT LLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine. In April 2020, the Government of Mongolia advised that it was unwilling to support OT LLC’s proposal to develop TTPP and announced its intention to supply power to Oyu Tolgoi from a Government of Mongolia funded, owned and operated power plant at Tavan Tolgoi (SOPP).

In June 2020, OT LLC and the Government of Mongolia entered into the PSFA Amendment to reflect their agreement to jointly prioritise and progress SOPP, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine. The milestones included: signing a power purchase agreement (SOPP PPA) for the supply of power to the Oyu Tolgoi mine by March 31, 2021, commencing construction of SOPP by no later than July 1, 2021, commissioning SOPP within four years thereafter, and reaching agreement with IMPIC on an extension to the existing power import arrangements by March 1, 2021 in order to ensure there is no disruption to the power supply required to safeguard the Oyu Tolgoi mine’s ongoing operations and development.

The PSFA Amendment provides that if certain agreed milestones are not met in a timely manner (subject to extension for Delay Events as defined) then OT LLC will be entitled to select from, and implement, the alternative power solutions specified in the PSFA Amendment, including a coal-fired power plant at Oyu Tolgoi, the Mongolian grid or a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

Three PSFA Amendment milestones (execution of the extension of the IMPIC supply arrangements, execution of the SOPP PPA, and start of SOPP construction) were not met by the original dates of March 1, 2021, March 31, 2021, and July 1, 2021, respectively.

The Ministry of Energy formally notified Rio Tinto and OT LLC on February 25, 2021 that the Government of Mongolia’s preference is to supply power to the Oyu Tolgoi mine from the Central Energy System through a Mongolian grid Electricity Supply Agreement (ESA). Rio Tinto and OT LLC have expressed willingness to consider Mongolian grid supply provided certain key conditions can be met, including the National Power Transmission Grid (NPTG) securing a suitable extension of the power import arrangements with IMPIC to ensure certainty of power supply to Oyu Tolgoi until such time as the Mongolian grid is able to deliver stable and reliable power to Oyu Tolgoi over the long term.

OT LLC continues to collaborate with the Government of Mongolia to ensure a secure, stable and reliable long-term power solution is implemented with an immediate focus on negotiating the ESA as well as extending the IMPIC supply arrangements prior to the commencement of the undercut.

Oyu Tolgoi Tax Assessments

On January 16, 2018, Turquoise Hill announced that OT LLC had received and was evaluating a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by OT LLC between 2013 and 2015 (the 2013 to 2015 Tax Assessment). In January 2018, OT LLC paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

On February 20, 2020, the Company announced that OT LLC would be proceeding with the initiation of a formal international arbitration proceeding in accordance with dispute resolution provisions within Chapter 14 of the Investment Agreement and Chapter 8 of the UDP. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators. By agreeing to resolve certain matters within the 2013 to 2015 Tax Assessment dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

On December 23, 2020, Turquoise Hill announced that OT LLC had received and was evaluating a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by OT LLC between 2016 and 2018 (the 2016 to 2018 Tax Assessment). Most of the matters raised in respect of the 2016 to 2018

September 30, 2021	Page| 18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. The MTA also proposed a $1.4 billion adjustment to the balance of OT LLC’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years.

On January 11, 2021, Turquoise Hill announced that OT LLC had completed its evaluation of the 2016 to 2018 Tax Assessment claim and confirmed that OT LLC had given notice of its intention to apply to the UNCITRAL tribunal to amend its statement of claim to include certain matters raised in the 2016 to 2018 Tax Assessment. OT LLC’s application to include these matters in the pending arbitration for the 2013 to 2015 Tax Assessment was accepted. In addition to those matters included within the statement of claim, there are certain limited tax matters included in the 2013 to 2015 and 2016 to 2018 Tax Assessments, which are being addressed in local Mongolian tax courts. As there is less certainty with respect to the resolution of these matters, the Company has accrued for certain amounts and has also adjusted its loss carry forwards.

In February 2021, Oyu Tolgoi received notices of payment totalling approximately $228 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on those dates) relating to amounts disputed under the 2016 to 2018 Tax Assessment, and in March 2021, Oyu Tolgoi received notices of payment totalling $126 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on those dates) relating to amounts disputed under the 2013 to 2015 Tax Assessment. Under the Mongolian General Tax Law, the amounts were due and paid by OT LLC within 10 business days from the dates of the notices of payment. Under the same legislation, OT LLC would be entitled to recover the amounts, including via offset against future tax liabilities, in the event of a favourable decision from the relevant dispute resolution authorities.

On May 3, 2021, the Company announced that the Government of Mongolia filed its statement of defence together with a counterclaim (“GOM Defence and Counterclaim”) in relation to the tax arbitration proceeding. Turquoise Hill is not a party to the arbitration, but the GOM Defence and Counterclaim has requested that the arbitral tribunal add both the Company and a member of the Rio Tinto Group as parties to the tax arbitration. The principal thrust of the GOM Defence and Counterclaim is to seek the rejection of OT LLC’s tax claims in their entirety. As part of the counterclaim, the Government of Mongolia also makes assertions surrounding previously reported allegations of historical improper payments made to Government of Mongolia officials and seeks unquantified damages. Also, in the event OT LLC’s tax claims are not dismissed in their entirety, the Government of Mongolia is seeking in the counterclaim an alternative declaration that the Investment Agreement is void.

The Company denies the allegations relating to the Company in the GOM Defence and Counterclaim and filed a submission to the arbitral tribunal to oppose the Government of Mongolia’s request that it be added to the tax arbitration. If nevertheless the Company is added to the arbitration proceedings, Turquoise Hill will vigorously defend itself against the counterclaim.

The Company remains of the opinion that the tax positions adopted by OT LLC in its tax filings were correct and that OT LLC has paid all taxes and charges required under the Investment Agreement, the ARSHA, the UDP and Mongolian law.

CLASS ACTION COMPLAINTS

In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and Rule 10b-5 thereunder. Under the schedule established by the court, a first amended complaint was filed on March 16, 2021, and a second amended complaint was filed on September 16, 2021. Defendants filed motions to dismiss the complaint on October 19, 2021. The Company believes that the complaint against it is without merit.

In January 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. An amended complaint was filed on July 27, 2021

September 30, 2021	Page| 19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

which did not substantially alter the claim. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of Oyu Tolgoi, in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Securities Act (Quebec). The Company believes that the complaint against it is without merit and is preparing to defend the application for leave and certification of the proceeding.

See the risk factor titled “The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business” in the “Risk Factors” section of the AIF.

CORPORATE ACTIVITIES

Exploration

Turquoise Hill, through its wholly-owned subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC and SGLS LLC, operates an exploration program in Mongolia on licences that are not part of Oyu Tolgoi. Turquoise Hill owns three exploration licences: Bag and Od-2 in the Ömnögovi province and Khatavch in the Dornogovi province. Field work was initially planned for late Q2’21 but was delayed due to COVID-19 cases and restrictions on people movements in the country, including in the Ömnögovi and Dornogovi provinces.

In Q3’21, Turquoise Hill was able to commence field work on all three of its licences with the support of local and state government authorities. To ensure the health and safety of the exploration team, contractors and the communities, Turquoise Hill limited its people interaction by conducting all field work from site-based camps. At Bag and Od-2, the team finished the 2020 geophysics program, which had been delayed due to COVID-19 restrictions. On the Khatavch lease, the team commenced work on various geological surveys including mapping, sampling, ground gravity and topography as well as magnetics.

During Q3’21, Turquoise Hill donated COVID-19 rapid tests to Khanbogd Soum (Bag and Od-2 licenses) and Mandakh soum (Khatavch). Both donations were well received and have enabled systematic COVID-19 testing in these soums.

INCOME AND OTHER TAXES

The Company recorded an income statement charge of $308.5 million for income and other taxes during Q3’21, compared with a credit of $121.8 million in Q3’20. Income and other taxes include adjustments to deferred tax assets in Mongolia and Canada, in addition to withholding taxes accrued and current tax payable.

Adjustments to deferred tax assets resulted in income statement charges within income and other taxes for Q3’21 of $299.9 million. During Q3’21, there was a decrease to the amount of Mongolian deferred tax assets recognised of $292.6 million and to Canadian deferred tax assets of $7.3 million.

Deferred tax assets relate to tax operating losses, accrued but unpaid interest expense on shareholder loans and other temporary differences. Recoverability of these losses were assessed against an estimate of future taxable profits. Movements in the deferred tax assets result from period end reassessments of recoverability and include adjustments to record potential deferred tax assets not recognised in previous periods.

The adjustment to the Mongolian deferred tax assets in Q3’21 represented a decrease of $299.8 million in the recognised deferred tax assets for prior year losses and other temporary differences, mainly related to property, plant and equipment. Operating losses and accrued but unpaid interest expense incurred by Oyu Tolgoi during Q3’21 increased the recognised deferred tax assets by $7.2 million.

The adjustment to the previously recognised deferred tax assets for prior year losses and other temporary differences was primarily due to an overall weakening in taxable income forecasts, driven by updated operating assumptions in mine planning in the period. Updated mine plan assumptions reflect the expectation that sustainable production for Panel 0 will be delayed to H1’23, broadly in line with the current forecast 6-month

September 30, 2021	Page| 20

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

delay to undercut commencement, and the 9-month delay to Shafts 3 and 4 which, in combination with reduced underground development progress as well as additions to mining scope, will, result in a delay of approximately 14 to 16 months to Panel 2 and of 11 months to Panel 1.

An effective tax rate of approximately 90% during Q3’21 arose as the Company reported income from continuing operations before tax of $331.5 million while recording in the same period a net income statement tax charge (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $308.5 million.

During Q3’20, the Company recognised additional Mongolian deferred tax assets of $135.4 million, of which $20.6 million was the result of additional operating losses and accrued but unpaid interest expense incurred by Oyu Tolgoi in the period.

A negative tax rate of approximately 300% during Q3’20 arose as the Company reported income from continuing operations before tax of $40.0 million, while recording in the same period a net income statement tax credit (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $121.8 million.

Turquoise Hill’s effective tax rate represents the income statement charge or credit for income and other taxes as a percentage of income or loss from operations before taxes. It is possible for Turquoise Hill’s effective tax rate to be in excess of +/- 100%, primarily because of different tax jurisdictions applying different tax to intercompany loan interest, recognition of previously unrecognised deferred tax assets and/or de-recognition of deferred tax assets previously recognised.

Additional income statement information, including income and other taxes relating to OT LLC and the Company’s corporate operations is provided in Note 3 – Operating segment – to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Operating activities. Net cash generated from operating activities was $350.6 million in Q3’21, compared with $77.6 million in Q3’20. Cash generated from operating activities before interest and tax was $351.1 million in Q3’21 compared to $89.2 million in Q3’20, which resulted from a $323.6 million increase in gross margin from increased sales revenue as a consequence of higher copper prices and mining of higher grade areas of Phase 4B, partially offset by unfavourable movements in working capital7 and deferred revenue. Deferred revenue decreased in Q3’21 mainly due to exceptionally high deferred revenue at June 30, 2021 which was impacted by the timing of ramp-up in concentrate shipments during Q2’21 following the declaration of force majeure as well as related contingency measures that were put in place during Q2’21 to improve OT LLC’s short-term liquidity that started to be unwound during Q3’21. Deferred revenue increased in Q3’20.

Interest paid in Q3’21 was $0.9 million compared to $0.7 million in Q3’20. Interest received in Q3’21 was $0.5 million compared to $2.4 million in Q3’20, primarily due to lower funds invested in bank deposits and money market funds. $13.3 million of income and other taxes were paid in Q3’20 with none being paid in Q3’21.

Investing activities. Cash used in investing activities was $177.7 million in Q3’21, compared with $235.5 million in Q3’20, representing capital expenditure of $216.9 million partly offset with proceeds from pre-production sales from the underground of $39.3 million. Cash used in investing activities in Q3’20 reflects capital expenditure of $254.5 million offset by proceeds from pre-production sales from underground of $18.5 million and other minor proceeds from disposed assets.

Financing activities. Cash used in financing activities in Q3’21 was $1.8 million, compared to $0.3 million in Q3’20, representing payments made in relation to lease liabilities.

[7]	Please refer to the section NON-GAAP MEASURES on page 28 of this MD&A for further information.

September 30, 2021	Page| 21

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Liquidity

As at September 30, 2021, Turquoise Hill held consolidated cash and cash equivalents of approximately $0.8 billion (December 31, 2020: $1.1 billion) and consolidated working capital8 of negative $87.9 million (December 31, 2020: negative $123.1 million). The movement in working capital8 during Q3’21 was primarily due to lower inventories and receivables, offset by a decrease in payables and accrued liabilities from Q2’21. These variances were largely a result of the improvement in concentrate shipment volumes to customers through Q3’21 and the continued COVID-19 impact of lower manning levels on capital spend. Consolidated working capital8 is expected to remain negative while expenditure on underground development continues and associated payables are recorded.

Turquoise Hill manages liquidity risk by the preparation of internally generated short-term cash flow forecasts. These short-term cash flow forecasts consider the aggregation of non-cancellable obligations together with an estimation of future operating costs, financing and tax costs, capital expenditures and cash receipts from sales revenue. Among other things, the Company’s short-term cash flow forecasts at September 30, 2021 also gave consideration to:

•	possible impacts of the COVID-19 pandemic, including the increase of $140 million to the estimate of underground development capital included in the Definitive Estimate;
•	the impact of the delay to sustainable production for Panel 0 to H1’23, broadly in line with the current forecast 6-month delay to undercut commencement;
•	the impacts of resequencing of ore phases of the open-pit mine, the previously disclosed open-pit geotechnical events as well as delayed open-pit waste movement; and
•	the estimated impact on the timing of cash receipts resulting from the force majeure that was announced by the Company on March 30, 2021.

Sensitivity analyses are performed over the short-term cash flow forecasts including the impact of estimated commodity prices on cash receipts. Turquoise Hill’s $0.8 billion of available liquidity at September 30, 2021, under current projections, is expected to be sufficient to meet the requirements of the Company, including its operations and underground development, into Q3’22. Short-term cash forecasts have been prepared which also incrementally incorporate the plans that the Company has in place to access additional sources of funding as contemplated in the HoA. On this basis, the Company believes that it has access to sufficient liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date, and to meet requirements of the Company, including its operations and capital expenditures, over the same period. Turquoise Hill expects to need significant incremental financing to sustain its operations and underground development funding beyond this period (see the section “Funding of OT LLC by Turquoise Hill” of this MD&A).

Capital Resources

The Company considers its capital to be share capital and third-party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its strategic and operating needs.

In December 2015, OT LLC signed the $4.4 billion project finance facility for the purposes of developing the underground mine, of which $4.3 billion had been drawn down as at September 31, 2021. The additional $0.1 billion is available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States. As of September 30, 2021, the full original net proceeds of $4.2 billion had been advanced to OT LLC9.

The project finance lenders have agreed to a debt cap of $6.0 billion thus allowing for the potential of an additional $1.6 billion of SSD to be raised in the future subject to meeting certain requirements relating to the tenor, amount and timing of debt service obligations of such SSD and other customary conditions. Under the

[8]	Please refer to the section NON-GAAP MEASURES on page 28 of this MD&A for further information.
[9]	Please refer to Section – Our Business – on page 5 and to Section – RELATED-PARTY TRANSACTIONS – on page 28 of this MD&A.

September 30, 2021	Page| 22

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

project finance agreements, the $6.0 billion debt cap may be increased in connection with an expansion facility, which may include the construction of one of the alternative power solutions specified in the PSFA Amendment (see section “Oyu Tolgoi Mine Power Supply” of this MD&A).

The Company’s accumulated deficit as at September 30, 2021 was $3.0 billion, compared to $3.4 billion at December 31, 2020.

See also the section of this MD&A, “Funding of OT LLC by Turquoise Hill” for a discussion of future capital requirements.

SHARE CAPITAL

As at September 30, 2021, the Company had a total of 201,231,446 common shares issued and outstanding.

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Copper and Gold Markets

Compared to Q2’21, prices largely moved sideways in Q3’21, trading in a $9,000/t - $9,800/t range. In mid-August, prices dipped briefly below the $9,000/t, in line with declines in other commodities, after hints that the US Federal Reserve will start tapering by the end of the year. However, such concerns eased and copper continued to trade above $9,000/t. Macroeconomic sentiment turned sour towards the end of the quarter amid Evergrande’s (China’s second largest property developer) debt crisis and power shortages affecting manufacturing activity in China, not to mention the prolonged supply chain disruptions outside China. The gloomy macroeconomic backdrop, however, failed to cast a shadow on copper markets, which has been supported by strong micro fundamentals – record low global inventory cover, strong regional premiums, tight scrap availability – all lent support to copper cathode prices. China’s State Reserve Bureau continued to release reserves to the market over the quarter, but volumes were insignificant to create meaningful price impact. We expect demand to weaken amid the current macroeconomic backdrop, and coupled with increased production, this should have a dampening effect on prices in the coming quarter.

Treatment and refining charges (TC/RCs) climbed steadily throughout the quarter, starting from a low of $36/t & 3.6c/lb and ended the quarter at $61.4/t & 6.14c/lb. Spot availability of concentrates continued to improve over the quarter, with more material offered by miners. With mine supply growth outpacing smelter capacity additions, we expect TC/RCs to face upward pressure in the coming quarters.

Gold prices largely traded near $1,800/oz in July and August but retreated below that level in September as the US dollar index strengthened. Physical demand remains robust in China and India in preparation for upcoming wedding and festival season. With the US Federal Reserve rolling back its monthly bond purchases and a possible sooner-than-expected interest rate hike, gold continues to face headwinds for the rest of the year, but any upside surprise in inflation will help offset the downward trend.

Foreign Exchange Rates

OT LLC’s sales are determined and settled in U.S. dollars and a portion of its expenses are incurred in local currencies. Short-term foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however, in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s long-term financial performance.

September 30, 2021	Page| 23

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Company’s power commitments disclosed within the section ”Contractual Obligations” and “Oyu Tolgoi Mine Power Supply” of this MD&A, as at September 30, 2021, Turquoise Hill was not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a significant current or future effect on the results of the operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

CONTRACTUAL OBLIGATIONS

The following table summarises Turquoise Hill’s contractual obligations as at September 30, 2021.10

(Stated in $000’s of dollars)	Payments Due by Period(4)
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total

Project finance facility (1)	63,569	1,446,635	1,214,773	1,578,908	4,303,885
Purchase obligations (2)	369,869	22,135	-	-	392,004
Other obligations (3)	368,704	-	-	-	368,704
Power commitments	91,223	122,538	-	-	213,761
Lease liabilities	9,771	20,385	1,916		32,072
Decommissioning obligations	-	-	-	235,912	235,912
Total	903,136	1,611,693	1,216,689	1,814,820	5,546,338

(1)	These amounts relate to principal repayments on the project finance facility.
(2)	These amounts mainly represent various long-term contracts that include commitments for future development and operating payments for supply of engineering, equipment rentals and other arrangements.
(3)	These amounts include trade and other payables.
(4)

The columns are represented in dates as follows: 12 months to September 30, 2022; 24 months between October 1, 2022 and September 30, 2024; 24 months between October 1, 2025 and September 30, 2027; Beyond October 1, 2027.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s estimates identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2020.

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, and amendments to standards and interpretations, are effective as of January 1, 2021, and have been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations had a significant effect on the consolidated financial statements of the Company.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to International Accounting Standards (IAS) 16): The amendments prohibit an entity from deducting from the cost of an item of property, plant, and equipment any proceeds (net of additional processing costs) from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner

[10]	Please refer to the section NON-GAAP MEASURES on page 28 of this MD&A for further information.

September 30, 2021	Page| 24

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

intended by management. Under the amendment such proceeds and related production costs are recognised in the Statement of Income. This amendment is effective for the Company’s annual reporting periods beginning January 1, 2022, with retrospective application required as it relates to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2020.

The amendments are expected to result in higher reported revenue, operating costs, inventory and property plant and equipment balances (capital works in progress) relating to development projects completed after January 1, 2020. IAS 2 Inventories will apply to the identification and measurement of inventory produced. Identifying the related cost may require significant estimation and judgment in the selection of an appropriate method for allocating development expenditure to such inventory. Adjustments to amounts recorded within Equity at January 1, 2020 will not be material. The restatement of the Company’s Consolidated Statement of Income and Consolidated Balance Sheet at December 31, 2021 upon adoption of the amendments from January 1, 2022 in respect of such projects may be material.

None of the remaining standards and amendments to standards and interpretations, which have been issued but are not yet effective, are expected to have a significant effect on the consolidated financial statements of the Company.

RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are subject to disclosure made elsewhere in this MD&A and are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2020 and in the AIF in respect of such period. In addition, the delays and cost estimates provided in this MD&A for the completion of the underground development, including in respect of timing of achieving first sustainable production and the development capital spend for the project, the timing of expected cash flow from the Oyu Tolgoi underground and the quantum of the base case incremental funding requirement, may differ materially as a result of significant delays to the undercut to the extent that the criteria which TRQ considers need to be met prior to proceeding with the undercut decision are not addressed in a timely manner. See, in particular, the sections in this MD&A titled “OPERATIONAL OUTLOOK FOR 2021”, “OYU TOLGOI – Oyu Tolgoi Underground Update”; “FUNDING OF OT LLC BY TURQUOISE HILL” and “GOVERNMENT RELATIONS” for more specific updates regarding, among other matters, the impact of COVID-19 on Turquoise Hill’s and Oyu Tolgoi’s operations, the status of the undercut decision and related matters, the anticipated size of future funding requirements and the status of funding discussions under the HoA as well as various matters involving the Government of Mongolia. See also the Section of this MD&A titled “Forward-Looking Statements and Forward-Looking Information”.

RELATED-PARTY TRANSACTIONS

As at September 30, 2021, Rio Tinto’s equity ownership in the Company was 50.8%, which was unchanged from December 31, 2020. The following tables present the consolidated financial statement line items within which transactions with Rio Tinto are reported.

September 30, 2021	Page| 25

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Statements of Income	Three Months Ended September		Six Months Ended September 30,
(Stated in $000’s of dollars)	2021	2020	2021	2020

Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	389	174	1,069	2,454
Management services payment (i)	(8,703)	(7,885)	(20,581)	(21,839)
Cost recoveries - Rio Tinto (ii)	(18,404)	(13,990)	(47,016)	(31,063)

Finance income:
Cash and cash equivalents (iii)	-	278	-	2,210
Receivable from Rio Tinto (iv)	-	-	-	2,123

Finance costs:
Completion support fee (v)	(27,497)	(27,774)	(81,844)	(79,864)
Total	(54,215)	(49,197)	(148,372)	(125,979)

Statement of Cash Flows	Three Months Ended September		Six Months Ended September 30,
(Stated in $000’s of dollars)	2021	2020	2021	2020

Cash generated from operating activities

Interest received (iii, iv)	-	1,332	-	9,625

Interest paid (v)	-	-	(26,171)	(25,972)

Cash flows from investing activities

Receivable from related party: amounts withdrawn (iv)	-	-	-	511,284

Expenditures on property, plant and equipment:

Management services payment and cost recoveries - Rio Tinto (i), (ii)	(13,361)	(23,572)	(22,216)	(48,380)

Balance sheets			September 30,	December 31,
(Stated in $000’s of dollars)			2021	2020

Trade and other receivables			203	852

Prepaid expenses and other assets			27,471	83,144

Trade and other payables:

Management services payment - Rio Tinto (i)			(12,242)	(13,137)
Cost recoveries - Rio Tinto (ii)			(42,805)	(52,415)

Total			(27,373)	18,444

(i)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by OT LLC from March 31, 2010 onwards. After signing of the UDP on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi project.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At September 30, 2021, no funds were deposited with wholly-owned subsidiaries of Rio Tinto. Funds that had been previously deposited earned interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance, Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly-owned subsidiary of Rio Tinto, has guaranteed the obligations of the service provider under this agreement. At September 30, 2021, there were no amounts due from 9539549 Canada Inc. Amounts due had earned interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the CMSA, which are net settled with the 2.5% completion support fee described in (v) below.

September 30, 2021	Page| 26

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

(v)

As part of the project finance agreements, Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (CSU) in favour of the commercial banks and the export credit agencies. In consideration for providing the CSU, Turquoise Hill is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges. The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the CMSA described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including IAS 34 Interim Financial Reporting.

($ in millions, except per share information)	Quarter Ended
	Sep-30 2021	Jun-30 2021	Mar-31 2021	Dec-31 2020

Revenue	$622.8	$317.8	$526.5	$405.1

Income for the period	$22.9	$118.8	$332.1	$241.6

Income attributable to owners of Turquoise Hill	$34.9	$96.9	$236.7	$159.9

Basic and diluted income per share attributable to owners of Turquoise Hill (a)	$0.17	$0.48	$1.18	$0.79

	Quarter Ended
	Sep-30 2020	Jun-30 2020	Mar-31 2020	Dec-31 2019

Revenue	$264.4	$278.0	$130.7	$221.4

Income (loss) for the period	$161.7	$72.3	$19.0	$109.5

Income (loss) attributable to owners of Turquoise Hill	$128.6	$72.6	$45.2	$113.1

Basic and diluted income per share attributable to owners of Turquoise Hill (a)	$0.64	$0.36	$0.22	$0.56

(a)	Basic and diluted income (loss) per share has been recalculated pursuant to the share consolidation completed on October 23, 2020, for all periods presented.
(b)

During 2020, the Company determined that it had incorrectly accounted for the impact of capitalised intragroup borrowings in the calculation of non-controlling interests, therefore understating the income attributable to the non-controlling interest in each of the periods ended March 31, 2020, and June 30, 2020. As a result of these adjustments, income attributable to owners of Turquoise Hill decreased by $10.2 million and $12.3 million in the three-month periods ended March 31, 2020, and June 30, 2020, respectively.

Factors necessary to understand general trends in the select unaudited quarterly financial information are summarised below.

Changes in revenue over the periods presented have resulted mainly from variable metal prices combined with changes in sales volume. Revenue in the four consecutive quarters ended September 30, 2020 was lower due to lower sales volumes impacted by lower gold and copper production as the mine transitioned to Phase 4B. Revenue in Q1’20 was negatively impacted by a lower average price of copper as an immediate reaction to the ongoing COVID-19 pandemic. The four consecutive quarters ended September 30, 2021 benefitted from increasing average copper and gold prices together with increased copper and gold production, reflecting the scheduled move to mining higher grade gold areas of Phase 4B. Revenue in Q2’21 has been negatively impacted by the force majeure announced by the Company on March 30, 2021; its impacts in Q3’21 have been mitigated through the introduction of COVID control measures and increased shipping capacity, but the force majeure will remain in place until there are sufficiently sustained volumes of convoys crossing the border to ensure Oyu Tolgoi’s ability to meet its ongoing commitments to customers and to return on-site concentrate inventory to target levels.

September 30, 2021	Page| 27

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Changes in income (loss) over the periods presented resulted mainly from the changes in revenue noted above and adjustments made to deferred tax assets. Income for the period in the six consecutive quarters ended March 31, 2021, was positively impacted by deferred tax asset recognition adjustments of $118.1 million, $82.0 million, $47.4 million, $131.1 million, $86.1 million and $52.3 million, respectively. Income in Q2’21 and Q3’21 was negatively impacted by deferred tax asset de-recognition adjustments of $10.5 million and $299.9 million, respectively. The adjustment in Q3’21 was due to an overall weakening in taxable income forecasts, driven by updated operating assumptions in mine planning in the period. Updated mine plan assumptions reflect the sustainable production delay for Panel 0 to H1’23, broadly in line with the current forecast 6-month delay to undercut commencement, and the 9-month delay to Shafts 3 and 4 which, in combination with reduced underground development progress as well as additions to mining scope, will result in delays of approximately 14 – 16 months to Panel 2 and 11 months to Panel 1 compared to the Definitive Estimate.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill, which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of OT LLC and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of OT LLC to support sustaining capital expenditures for future production from the generation of operating cash flows.

September 30, 2021	Page| 28

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of total operating cash costs, C1 cash costs and AISC is provided below.

	(Three Months Ended)		(Nine Months Ended)
C1 costs (Stated in $000’s of dollars)	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Cost of sales	202,690	167,991	440,918	495,871
Cost of sales: $/lb of copper sold	1.98	2.22	1.90	2.25
Depreciation and depletion	(50,131)	(42,268)	(123,548)	(128,340)
Change in inventory	(22,066)	(1,702)	80,807	18,182
Other operating expenses	77,542	49,909	207,306	144,713
Less:
- Inventory (write-down) reversal	(6)	252	3,598	2,611
- Depreciation	(580)	(629)	(1,775)	(4,579)
Management services payment to Turquoise Hill	8,703	7,885	20,581	21,839
Operating cash costs	216,152	181,438	627,887	550,297
Operating cash costs: $/lb of copper produced	2.34	2.27	2.30	2.31
Adjustments to operating cash costs(1)	(15,745)	3,086	(28,946)	15,732
Less: Gold and silver revenues	(260,067)	(65,700)	(583,362)	(155,790)
C1 costs ($‘000)	(59,660)	118,824	15,579	410,239
C1 costs: $/lb of copper produced	(0.65)	1.48	0.06	1.72

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	5,255	6,496	26,823	21,068
Asset retirement expense	2,457	(3,076)	5,440	(145)
Royalty expenses	37,592	15,505	82,794	39,960
Ore stockpile and stores write-down (reversal)	6	(252)	(3,598)	(2,611)
Other expenses	908	603	1,714	4,069
Sustaining cash capital including deferred stripping	16,213	12,420	43,385	33,913
All-in sustaining costs ($‘000)	2,771	150,520	172,137	506,493
All-in sustaining costs: $/lb of copper produced	0.03	1.88	0.63	2.13

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cash cost.

Mining costs and milling costs

Mining costs per tonne of material mined for the three and nine months ended September 30, 2021 are calculated by reference to total mining costs, respectively, of $46.9 million and $134.2 million (Q3’20: $45.9 million and $131.7 million) and total material mined of 22.6 million and 61.0 million tonnes (Q3’20: 23.8 million and 73.9 million tonnes).

Milling costs per tonne of ore treated for the three and nine months ended September 30, 2021 are calculated by reference to total milling costs, respectively, of $74.8 million and $202.8 million (Q3’20: $59.4 million and $185.5 million) and total ore treated of 9.3 million and 28.6 million tonnes (Q3’20: 10.1 million and 30.6 million tonnes).

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

September 30, 2021	Page| 29

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	September 30, 2021	December 31, 2020

Inventories (current)	$254,318	$197,962

Trade and other receivables	13,631	60,012

Trade and other payables:

- trade payables and accrued liabilities	(300,765)	(315,570)

- payable to related parties	(55,047)	(65,552)

Consolidated working capital	$(87,863)	$(123,148)

Contractual obligations

The following section of this MD&A discloses contractual obligations in relation to the Company’s project finance, lease, purchase, power and asset retirement obligations. Amounts relating to these obligations are calculated on the assumptions of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations as at September 30, 2021 to the financial statements and notes is provided below.

	Project Finance Facility	Purchase obligations	Other Obligations	Power commitments	Lease liabilities	Decommissioning obligations
(Stated in $000’s of dollars)

Commitments (MD&A)	4,303,885	392,004	368,704	213,761	32,072	235,912
Cancellable obligations	-	(330,964)	-	(181,765)	-	-
(net of exit costs)
Accrued capital expenditure	-	(33,403)	33,403	-	-	-
Discounting and other adjustments	(128,809)	-	-	-	(4,751)	(95,623)
Financial statement amount	4,175,076	27,637	402,107	31,996	27,321	140,289

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended September 30, 2021, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosures. There were no changes in the Company’s disclosure controls and procedures during the three months ended September 30, 2021.

September 30, 2021	Page| 30

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Jo-Anne Dudley is a “qualified person” as that term is defined in NI 43-101.

CAUTIONARY STATEMENTS

Language regarding reserves and resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company’s mineral resources and mineral reserves, readers should refer to the AIF of the Company for the year ended December 31, 2020, and other continuous disclosure documents filed by the Company since January 1, 2021 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States investors concerning estimates of measured, indicated and inferred resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with NI 43-101, and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with SEC disclosure requirements.

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: discussions with, and the nature of the Company’s relationship and interaction with, the Government of Mongolia on the continued operation and development of Oyu Tolgoi, including with respect to the Definitive Estimate and the potential termination, amendment or replacement of the IA or the UDP as well as the willingness of the Government of Mongolia to further engage in meaningful discussions with the Company, Rio Tinto and Oyu Tolgoi; the willingness and ability of the parties to the IA or the UDP to amend or replace either such agreement; the approval or non-approval by the OT Board of additional investment and the likely consequences on the timing and overall economic value of the Oyu Tolgoi project, including significant delays to first sustainable production; the implementation and successful execution of the funding plan that is the subject of the HoA and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the amount and potential sources of additional funding required therefor, all as contemplated by the HoA, as well as potential delays in the ability of the Company and Oyu Tolgoi to proceed with the funding elements contemplated by the HoA as a result of delays in approving or non-approval of additional investment by the OT LLC Board; the expectations set out in OTTR20; the timing and ultimate resolution of certain non-technical undercut criteria; the timing and

September 30, 2021	Page| 31

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first commercial production and on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; the likelihood that the Company will be added as a party to the international tax arbitration brought by Oyu Tolgoi against the Government of Mongolia and the merits of its defence and counterclaim; liquidity, funding sources and funding requirements; the amount of any funding gap to complete the Oyu Tolgoi project; the amount and potential sources of additional funding; the Company’s ability to re-profile its existing project debt in line with current cash flow projections; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s ability to raise supplemental senior debt; the timing of studies, announcements and analyses; status of underground development; the causes of the increase in costs and schedule extension of the underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of SOPP and related amendments to the PSFA as well as power purchase agreements and extensions thereto; the timing of construction and commissioning of the potential SOPP; sources of interim power; the continuing impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition, as well as delays and the development cost impacts of delays caused by the COVID-19 pandemic; capital and operating cost estimates; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended, subject to ongoing discussions relating to a standstill period; the willingness of third parties to extend existing power arrangements; the status and nature of the Company’s relationship and interactions and discussions with the Government of Mongolia on the continued operation and development of Oyu Tolgoi (including with respect to the causes of the increase in costs and schedule extension of the underground development) and OT LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the IA or the UDP to amend or replace either such agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the implementation and successful execution of the funding plan that is the subject of the HoA and the amount of any additional future funding gap to complete the Oyu Tolgoi project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; the outcome of the international arbitration proceedings; regulatory restrictions (including environmental regulatory restrictions and liability); OT LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises strikes,

September 30, 2021	Page| 32

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; defective title to mineral claims or property; and human rights requirements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the implementation and successful execution of the funding plan that is the subject of the HoA and the amount of any additional future funding gap to complete the Oyu Tolgoi project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA; the status and nature of the Company’s relationship, interactions and discussions with the Government of Mongolia on the continued operation and development of Oyu Tolgoi (including with respect to the causes of the increase in costs and schedule extension of the underground development) and OT LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the IA and the UDP to amend or replace either such agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto, as well as the development cost impacts of delays caused by the COVID-19 pandemic; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays and the costs which would result from delays, including delays caused by COVID-19 restrictions and impacts and related factors, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s AIF, as supplemented by the “Risks and Uncertainties” section in this MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of this MD&A that may affect future results is not exhaustive. When relying

September 30, 2021	Page| 33

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

/s/ Steve Thibeault	/s/ Luke Colton

Steve Thibeault	Luke Colton
Interim Chief Executive Officer	Chief Financial Officer

November 2, 2021
Montreal, QC, Canada

September 30, 2021	Page| 34

turquoisehill.com

Turquoise Hill Resources Ltd.
Suite 3680,1 Place Ville- Marie
Montreal Quebec, Canada
H3B 3P2

TRQ : TSX & NYSE